XL CAPITAL
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
(U.S. Dollars in thousands)

		Yr End	Yr End	Yr End
	Yr End	31-Dec	31-Dec	31-Dec	Yr End	Yr End
	31-Dec	2004	2003	2002	31-Dec	31-Dec
	2005	(Note 1)	(Note 1)	(Note 1)	2001	2000

Earnings:
Pre-tax (loss) income from Continuing operations	$(1,416,752)	$994,978	$324,576	$394,370	$(833,916)	$376,734
Fixed charges	457,533	341,967	286,935	209,343	130,020	82,609
Distributed income of equity investees	41,669	152,701	124,888	23,335	3,662	4,987

Subtotal	(917,550)	1,489,646	736,399	627,048	(700,234)	464,330
Less: Minority interest	8,210	8,387	9,264	13,371	2,113	1,093
Preference share dividend	40,322	40,321	40,321	9,620	—	—

Total (Loss) Earnings	$(966,082)	$1,440,938	$686,814	$604,057	$(702,347)	$463,237

Fixed Charges:
Interest costs	176,106	143,647	110,179	113,060	48,013	41,029
Accretion of deposit liabilities	227,743	148,587	123,750	77,382	77,285	35,561
Rental expense at 30% (Note 2)	13,362	9,412	12,685	9,281	4,722	6,019

Total Fixed charges	$417,211	$301,646	$246,614	$199,723	$130,020	$82,609

Preference share dividends	40,322	40,321	40,321	9,620	—	—

Total fixed charges and preference share dividends	$457,533	$341,967	$286,935	$209,343	$130,020	$82,609

Ratio of Earnings to Fixed Charges	(2.3)	4.8	2.8	3.0	(5.4)	5.6

Ratio of Earnings to Fixed Charges &
Preference Share Dividends	(2.1)	4.2	2.4	2.9	(5.4)	5.6

Deficiency - fixed charges only	$1,383,293	N/A	N/A	N/A	$832,367	N/A

Deficiency - fixed charges and preference share dividends	$1,423,615	N/A	N/A	N/A	$832,367	N/A

Notes

(1)	Certain amounts have been reclassified to conform to the current year presentation

(2)	30% represents a reasonable approximation of the interest factor

(3)	For the years ended December 31, 2005 and 2001, earnings were insufficient to cover fixed charges by $1.38 billion and $832.4 million, respectively.